UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
FORM 12b-25

SEC FILE NUMBER 0-21174

CUSIP NUMBER 05367P 10 0
NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: December 31, 2012

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

AVID TECHNOLOGY, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

75 Network Drive
Address of Principal Executive Officer (Street and Number)

Burlington, Massachusetts 01803
City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Form 12b-25 Notification of Late Filing of Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Form 10-K”) and the Current Report on Form 8-K (the “March Form 8-K”) filed by the Company with the Commission on March 21, 2013 (collectively, the “Prior Reports”), during the course of the Company's normal review of its financial results for the fourth quarter and full year 2012, it was determined that the Company needed to evaluate its current and historical accounting treatment related to bug fixes, upgrades, enhancements and compatibility extensions (collectively “Software Updates”). The first step in the Company's evaluation was to determine whether no-charge software releases previously made available by the Company to its customers included upgrades or enhancements and if so, whether such upgrades or enhancements met the definition of post-contract customer support (PCS) under U.S. Generally Accepted Accounting Principles. During the course of this evaluation, the Company has concluded that certain of these no-charge software releases should, in fact, have been accounted for as PCS. As a result, the timing of revenue recognition for these customer arrangements will likely change from the historical presentation in the Company's financial statements to being recognized ratably over the estimated PCS service period. In addition, the timing of recognition of certain costs related to these customer arrangements may also be impacted, along with the timing of related income taxes. The Company continues to evaluate the impact of these possible changes on the Company's financial statements in the current and prior periods. This evaluation requires the review of a large number of individual transactions spanning over at least five years. The Company is also reassessing the accounting for certain restructuring costs, including a possible overstatement of restructuring expenses related to lease obligations and other exit activities in the quarter ended September 30, 2012.

As a result of the continuing work required to complete the evaluation, the Company has not yet completed and cannot file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “First Quarter 2013 Form 10-Q”) by the prescribed due date and does not believe that it will be in a position to file its First Quarter Form 10-Q by May 15, 2013, the fifth calendar day after the prescribed due date, but will continue to work expeditiously to file as soon as practicable thereafter.

Additionally, in April 2013, the Company received a document preservation request from the Staff of the Securities Exchange Commission (SEC) and a federal grand jury subpoena from the Department of Justice (DOJ) requesting certain documents, including in particular documents related to Avid's disclosures in the Prior Reports and its financial transactions.  The Company understands the SEC and DOJ inquiries relate to its accounting practices and procedures, including the accounting treatment related to the Software Updates.  The Company is cooperating fully with the authorities.  The Company cannot predict or determine the timing or outcome of these inquiries, the cost of responding to the inquiries or the impact, if any, of the inquiries on the Company's financial position, results of operations or cash flows.

Please refer to the disclosures in the Prior Reports for additional information regarding the Company's ongoing accounting evaluation, and for information regarding the Company's delayed filing of its 2012 Form 10-K. Please also refer to the disclosures in the March Form 8-K, for a discussion of the impact of these matters on the Company's listing with The Nasdaq Stock Market.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John W. Frederick	(978) 640-6789

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No
Annual Report on Form 10-K for the year ended December 31, 2012

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

☐ Yes	☐ No

As discussed above, the Company is currently reviewing the relevant financial information and completing the evaluation of certain accounting matters and their impact, if any, on the quarter ended March 31, 2013 and prior periods. The analysis of these matters requires the review of a large number of individual transactions over several years, and because this work is not yet complete, the Company is not in a position at this time to compare results of operations for the quarters ended March 31, 2013 and 2012 respectively and has thus not checked either box above.

 Notice Concerning Forward-Looking Statements

The information provided in this notice includes forward-looking information that involves risks and uncertainties, including statement about Avid's anticipated plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the ongoing evaluation of Avid's current and historical accounting treatment related to Software Updates provided to certain customers and the outcome and timing of such evaluation; the scope of the ongoing evaluation; the outcome of the SEC and DOJ inquiries; the impact of the evaluation and the inquiries on its financial results and the financial statements for the quarter ended March 31, 2013 and any prior periods; and the timing of the filing of Avid's 2012 Form 10-K and First Quarter 2013 Form 10-Q and any future filings. These forward-looking statements are based on current expectations as of the date of this filing and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the impact of delays in Avid's completion of its financial statements and the filing of its periodic reports; the impact of the ongoing SEC and DOJ inquiry; the impact of the ongoing evaluation and inquiries on Avid's financial results and financial statements for the quarter ended March 31, 2013 and prior periods; Avid's ability to regain compliance with NASDAQ's continued listing requirements, the material weakness in Avid's internal control; recent changes in Avid's leadership team; Avid's ability to execute its strategic plan and meet customer needs; its ability to produce innovative products in response to changing market demand, particularly in the media industry; risks related to litigation; competitive factors; history of losses; fluctuations in its revenue, based on, among other things, Avid's performance in particular geographies or markets, fluctuations in foreign currency exchange rates, and seasonal factors; adverse changes in economic conditions; and Avid's liquidity. Moreover, the business may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors. The risks included above are not exhaustive. Other factors that could adversely affect Avid's business and prospects are described in the filings made by the Company with the SEC.

Avid expressly disclaims any obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

 Avid Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2013	By:	/s/ John W. Frederick
	Name:	John W. Frederick
	Title:	Executive Vice President, Chief Financial
Officer and Chief Administrative Officer